China Nuvo Solar Energy, Inc.
319 Clematis Street, Suite 703
West Palm Beach, Florida 33401
Telephone (561) 514-9042
Facsimile (561) 514-9046

May 8, 2009

Kristin Lochhead
Reviewing Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:          China Nuvo Solar Energy, Inc.
Form 10-KSB for the fiscal year ended July 31, 2008
Filed November 13, 2008
File No. 333-48746

Dear Ms. Lochhead:

We are in receipt of your letter dated March 11, 2009 regarding our Form 10-KSB for the fiscal year ended July 31, 2008.  Please see our responses below; we have numbered them to correspond with your comments.

Items 1-3    Subject to your comments we are prepared to amend our Form 10-KSB for the fiscal year ended July 31, 2008 to provide the following:

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that review and evaluation, the CEO and CFO have concluded that as of July 31, 2008 disclosure controls and procedures, were not effective to ensure that information relating to us required to be disclosed in our Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company first intends to focus it’s efforts on stabilizing the business as a going concern, and secondly, designing and installing effective controls as soon as cash flow, and funding to do so become available.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a set of processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;
•
Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

Our management, including our CEO and CFO, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may still occur.

Our CEO and CFO have evaluated the effectiveness of our internal control over financial reporting as described in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report based upon criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based upon our management’s discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below.

Changes in Disclosure Controls and Procedures

Based on our observations, it does not appear that there is an adequate level of accounting staffing to allow sufficient time for the accounting department to (i) perform a review, (ii) to adequately prepare for our annual audit, (iii) research all applicable accounting pronouncements as it relates to the Company’s financial statements and the underlying disclosures, and (iv) to timely prepare its 10-KSB along with its financial statement disclosure schedules. Inadequate levels of accounting personnel have caused the Company difficulty in filing its 10-KSB within the required time frame.   Based on this evaluation, management has concluded that there was insufficient documentation of policies, procedures and controls, as well as testing surrounding these controls and the Company lacks formal controls over equity reporting and disclosure.

We believe inadequate staffing, and the other conditions mentioned, both individually, and when aggregated constitute material weaknesses and have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, management believes the financial statements included are fairly presented in accordance with GAAP.

In connection with the 2007 audit and the 2008 quarterly reviews, our independent registered public accounting firm has advised us and our Board of Directors that there are material weaknesses in our internal controls and procedures.  The identified material weaknesses primarily relate to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, as well as the overall financial reporting process.  These material weaknesses have caused significant delays in our financial reporting process.  We are currently considering certain steps to correct the material weaknesses by enhancing our reporting process in the future.  Enhancing our internal controls to correct the material weaknesses will result in increased costs to us.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Item 4.

              When we refer to being a development stage company and devoting substantially all of our efforts to developing a new product and that product has not generated any revenues to date, we were speaking of our subsidiary, Nuvo Solar energy, Inc.  The registrant has had operations in the past, and accordingly is not a development stage company.

Item 5.

We will revise future filings to separately describe the notes and interest receivable as due from related parties.

Items 6-7.

We considered the gain from the sale of subsidiary as an extraordinary item and accordingly, showed the net loss per share based on that line (per Footnote 4 of SFAS 128).

In future filings we will present net income/loss per share from continuing operations as well as net income/loss per share.

Item 8.

The acquisition of Nuvo was recorded as an acquisition based on factors demonstrating Nuvo represents the accounting acquirer.  Accordingly, the financial statements presented are those of Nuvo’s fiscal periods prior to the acquisition and the financial statements of the consolidated companies from the acquisition date forward.  The historical stockholders’ equity of Nuvo the exchange was retroactively restated (a recapitalization) for the equivalent number of shares received in the exchange after giving effect to any differences in par value of the Company of Nuvo common stock, with an offset to additional paid-in capital.  The restated consolidated accumulated deficit of Nuvo (the accounting acquirer) has been carried forward after the exchange.  The historical financial statements are those of Nuvo.

Item 9.

The entities that are included in the consolidated financial statements as of July 31, 2008 are those of the Company and Nuvo.  Nuvo has been included in the historical financial statements of the Company since its inception on April 13, 2006.

Item 10.

There were no transition reports filed since we elected to keep reporting using the fiscal year-end of the legal acquirer.

Item 11.

Although the shares that have been recorded have not been issued related to the “spin-off”, for accounting purposes, the Company has recorded the transaction.  The Company recorded the transaction by issuing shares of the subsidiary to the Company’s shareholders on a pro-rata basis whereby the shareholders of the Company at that time will own 100% of the spun-off subsidiary.  The Company assumed certain liabilities that were originally recorded on the subsidiary that were related to our common stock.  Based on these transactions, the Company’s accumulated deficit was credited (decreased) by $1,526,560 and additional paid-in capital was debited (decreased) by $468,591.

Item 12.

During 2007 the Company sold its wholly-owned Canadian subsidiary, Torpedo, Inc. (“Torpedo”).  Torpedo had an accumulated deficit of $4,550,983 which has been credited to that account.  The Company recognized a gain on the sale of the subsidiary of $1,711,789 due to the assumption of liabilities by the buyer.

Item 13.

We will revise future filings to include footnote disclosure required by Paragraph 45 of SFAS 142.

Item 14.

Our future filings will include a description of the milestones that must be met within the Collaboration Agreement with PMI in order for the Company to issue additional shares of common stock.

Item 15.

The Company had discontinued the $2,500 per month fee to PMI under the Collaboration Agreement.  Since the earthquake occurred, PMI has not been able to resume the development work that had begun prior to the earthquake.  Since the work that PMI was doing has not been resumed the Company does not anticipate that there will be any future compensation to PMI.

Item 16.

As stated in Footnote 1 under Going Concern and Management’s Plans, we intend on satisfying our cash obligations by raising additional funds which primarily may consist of debt financing.  The debt financing may include loans from our officers or directors.  Additional sources that may be available to us include the sale of our equity securities in private placements as well as the sale of convertible debentures.  Although our balance sheet includes current liabilities of $1,319,038, a portion of this amount are in the form of a derivative liability of $572,238 and convertible notes of $300,000.  These amounts, plus any accrued and unpaid interest, may be converted to common stock, thereby reducing considerably our debt service obligations.  Nevertheless, we will be required to raise funds in order to fund our operations and costs associated with being a publicly traded company.

Over the next twelve months management will be re-examining its business plan. We do not intend to enter into any additional direct development of our technology.  Rather, we plan to become an incubator of the solar technology we currently own and technology that we may acquire in the future. We currently do not have any agreements to acquire any additional technology.  In order to acquire additional technology we would either have to raise additional money through equity or debt financing or in the alternative issue shares of our common stock. We intend to study the feasibility of sub-licensing or entering into other types of agreements with third parties, whereby the third party will compensate us by paying a license fee and subsequent royalties.  The compensation may be in the form of cash or in the licensee’s common stock.  Through our established relationships we plan to focus on the identification, acquisition and potential license or resale of renewable and alternative energy technologies.

Items 17-19.

Please see the attached schedule for the roll forward of the derivative liability associated with the $385,000 debentures issued in April 2006 and the $505,000 issued in October 2007.  Per the schedule, the roll forward amounts agree to the amounts disclosed on the consolidated balance sheet.  For the year ended July 31, 2008, there is a difference of $65,214 from the schedule to the consolidated statements of operations.  This difference was due to the face amounts of debentures that were redeemed in the year ended July 31, 2008.

The adjusting entry would be:

Debit additional paid-in capital                                                                     $65,214
Credit derivative liability expense                                                                $65,214

The initial beneficial conversion feature (embedded derivative) was calculated as if the debentures were converted on their initial issue date per the terms of the Purchase Agreement.  Those terms allowed for a conversion price equal to 75% of the lowest closing bid price per share as reported by Bloomberg, L.P. of the Company’s common stock for the twenty days immediately preceding the date of conversion.

The following amounts were issued for the 2006 debentures:

		1	2
A)	Date	4/24/06	5/31/06
B)	Face value	$305,000	$80,000
C)	Stock price	$0.08	$0.07
D)	Lowest 20 day stock price	$0.059	$0.06
E)	75%	$0.04425	$0.045
F)	Potential shares (line b÷e)	6,892,655	1,777,778
G)	Black-Scholes value per share	$0.055	$0.046
H)	Derivative liability	$379,096	$81,178

           The total derivative liability initially recorded was $460,874.

           The following amounts were issued for the 2007 debentures:

	1	2	3	4	5	6
A)	10/28/07	12/10/07	1/8/08	2/8/08	4/30/08	6/10/08
B)	$240,000	$80,000	$50,000	$55,000	$40,000	$40,000
C)	$0.08	$0.165	$0.115	$0.11	$0.04	$0.02
D)	$0.07	$0.068	$0.115	$0.1025	$0.04	$0.015
E)	$0.0525	$0.051	$0.08625	$0.076875	$0.03	$0.01125
F)	4,571,429	1,568,627	579,710	715,447	1,333,333	3,555,556
G)	$0.056	$0.145	$0.095	$0.087	$0.033	$0.02
H)	$256,000	$227,451	$55,072	$62,244	$44,000	$71,111

           The total derivative liability recorded was $715,878.

The table of Page F-19 is incorrect.  Please see the adjusted table below:

Balance Sheet

Debentures	Debt issuance costs	Derivative liability	Face value of Debentures	Discount on Debentures

2007	$ 59,916	$ 572,238	$ 505,000	$ 403,866

Operating Statement

Debentures	Debt issuance costs expenses	Increase (decrease) in derivative liability

2006	$ 35,125	$ (345,655)
2007	15,735	132,545

	$ 50,860	$ (213,110)

Item 20.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised) and Share Based Payment (SFAS No. 123R).  SFAS No. 123R establishes the financial accounting and reporting standards for stock based compensation plans.  As required by SFAS No. 123R, the Company recognizes the cost resulting from all stock based payment transactions including shares issued under its stock option plans in its financial statements.

The fair value of options granted to purchase our common stock were estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following assumptions:

	July 31, 2007	July 31, 2008
Expected dividend yield	0%	0%
Expected stock price volatility	209%	197% - 253%
Risk free interest rate	4.625%	4% - 4.72%
Expected life of options	3 years	2 -3 years

Based upon your review of the enclosed we will, if necessary, revise our filings as responded to herein. Additionally, we will include the additional disclosures contained in this response in our future filings.

Sincerely,

/s/ Barry Hollander
Barry Hollander
Chief Financial Officer

China Nuvo Solar Energy, Inc.

$385,000 debenture rollforward

		Initial	Initial	Change in	Balance	Change in	Balance	Initial	Change in	Balance
Date	Face Value	Liability	Expense	Liability	7/31/2006	Liability	7/31/2007	Expense	Liability	7/31/2008
4/24/2006	305,000	379,096	74,096	-117,668	261,428	1,316	262,744		-262,744	0
5/31/2006	80,000	81,778	1,778	-13,206	68,572	14,340	82,912		-82,912	0
sub total	385,000	460,874	75,874	-130,874	330,000	15,656	345,656		-345,656	0
Schedule for response #17

$505,000 debenture rollforward

		Initial	Initial	Change in	Balance	Change in	Balance	Initial	Change in	Balance
Date	Face Value	Liability	Expense	Liability	7/31/2006	Liability	7/31/2007	Expense	Liability	7/31/2008
10/28/2007	240,000	256,000						16,000	16,000	272,000
12/10/2007	80,000	227,451						147,451	-136,785	90,666
1/6/2008	50,000	55,072						5,072	1,594	56,666
2/6/2008	55,000	62,244						7,244	90	62,334
4/30/2008	40,000	44,000						4,000	1,333	45,333
6/10/2008	40,000	71,111						31,111	-25,778	45,333
sub total	505,000	715,878		0	0	0	0	210,878	-143,546	572,332

					7/31/2006		7/31/2007			7/31/2008
Total per schedule					330,000		345,656			572,332

Consolidated balance sheet					330,000		345,655			572,238

Total expenses(income) per schedule							15,656			-278,324

Consolidated statement of operations							15,655			-213,110

Difference										-65,214

Derivative liability on $385,000 debentures
written off as they were fully redeemed